August 25, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Enterprise Bancorp, Inc.
Registration Statement on Form S-3
File No. 333-219879
Request for Acceleration of Effectiveness
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Enterprise Bancorp, Inc. (the “Company”) hereby requests that the effective date for the Registration Statement on Form S-3, File No. 333-219879 (the “Registration Statement”) be accelerated so that it will be declared effective at 5:00 p.m. (Washington, D.C. time) on Tuesday, August 29, 2017, or as soon as practicable thereafter.

The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact Beth A. Whitaker, Esq. of Hunton & Williams LLP with any questions or comments at (214) 468-3575. Thank you for your assistance with this filing.

ENTERPRISE BANCORP, INC.

By:     /s/ James A. Marcotte
Name:    James A. Marcotte
Title:    Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)